

Mail Stop 4631

November 23, 2009

via U.S. mail and facsimile

Gregory M. Swalwell, CFO
Kronos Worldwide, Inc.
Kronos International, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **RE:**   **Kronos Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 1-31763**
>
> **Kronos International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 333-100047**

Dear Mr. Swalwell:

   We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                            Sincerely,

                            Terence O'Brien
                            Accounting Branch Chief